

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Alisa A. Wood
Co-Chief Executive Officer
KKR Private Equity Conglomerate LLC
50 Hudson Yards
New York, NY 10001

> **Re: KKR Private Equity Conglomerate LLC**
> **Registration Statement on Form 10-12G**
> **Filed April 14, 2023**
> **File No. 000-56540**

Dear Alisa A. Wood:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed April 14, 2023

General

1.   Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2.   We note that you are a limited liability company but appear to be registering different classes of common stock instead of units of the limited liability company. We also note your references to unitholder on pages i, 19, 156 and 159 and references to the K-1 report

on pages 34, 95 and 100, which are consistent with your limited liability company structure. Please tell us why you are registering common stock and file your amended and restated limited liability company agreement or advise.

3. For each KKR affiliate referenced in the registration statement, please identify their relationship to the registrant, if any. By way of example only, we note your references to KKR Credit Advisors (US) LLC, KKR Credit Advisors (Ireland) Unlimited Company, KKR Capstone, and KKR & Co. Inc.

4. Please revise throughout to make disclosure about your operations prospective in nature as you do not appear to have begun operations. By way of example only, we note your disclosure on page v referencing your "portfolio companies in the technology sector" and on page 149 referring to your "portfolio companies" because it does not appear that you currently have any portfolio companies.

5. Please revise your registration statement throughout to include information about you, not your "affiliate" entity KKR. For sections describing KKR business, either remove or clearly state that they describe past activities of an entity that is neither your parent nor subsidiary. As an example only, please refer to due diligence section on page 11 and portfolio management section on page 13.

6. We note several references to the "initial offering" in this registration statement. Please clearly disclose what you mean by the "initial offering," because you are not offering any securities in connection with this Form 10. In the alternative, please remove all such references from the registration statement.

7. Please include financial statements starting on page F-1 in the body of the prospectus, so that they appear before the signature section.

8. We note numerous omitted disclosures in the registration statement. By way of example only, please refer to pages 10, 17, 18, 90, 103, 106 and 163. Please fill in all missing information in the next amendment or tell us the reason you are not required to do so under the federal securities laws. In this regard, we also note that your registration statement becomes effective automatically 60 days after filing.

9. We note that Section 18 of your limited liability company agreement filed as Exhibit 3.2 includes a waiver of jury trial provision. Please revise your disclosure in the registration statement to:
    • describe the jury trial waiver provision;
    • clarify whether the provision applies to purchasers in secondary transactions; and
    • include a new risk factor discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
    Finally, please ensure that your limited liability company agreement states whether or not the waiver of jury trial provision applies to claims made under the federal securities laws

and that by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

10. We note that Section 18 of your limited liability company agreement filed as Exhibit 3.2 includes an exclusive forum provision. We also note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative or direct claim." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Cover Page

11. Based on the enumeration of classes of shares starting on page 162, it does not appear that you have Class F shares. Please advise why they are listed on the registration statement's cover page.

Item 1. Business, page 1

12. Please revise this section to state that you do not currently have interest in any portfolio companies, have no employees, and have not generated any revenues to date.

General Development of Business, page 1

13. Please significantly revise your business section to provide specific details of your planned business and state clearly that you have not begun operations to date. Include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. In addition, provide further detail regarding your process for identifying target companies.

14. Please explain what you mean by the term "KKR Vehicles" and "KKR Shares" the first time you use these phrases in the registration statement.

15. We note your disclosure on page 1 that "[you] expect that [you] will own nearly all of

[y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles and that the Joint Ventures will be managed in a way that reflects the commonality of interests between the KKR Vehicles and [you]." Please provide further disclosure explaining the meaning of the phrase "the commonality of interests between the KKR Vehicles and [you]" and provide examples of such commonalities. In addition, if know, disclose specific percentage of the anticipated ownership structure between you, the joint ventures, and the KKR Vehicles.

16. Please provide further disclosure regarding how you intend to own target companies you acquire including reconciling your statement that "[you] will own nearly all of [y]our portfolio companies through Joint Ventures alongside one or more KKR Vehicles" with your statement that "[you] plan to own all or substantially all of [y]our portfolio companies directly or indirectly through [y]our wholly-owned operating subsidiary, K-PEC Holdings LLC."

17. We note your disclosure on page 68 that KKR, through its ownership of all of your Class G Shares, holds, directly and indirectly, all of your voting power. As a result, "KKR is able to control the appointment and removal of all members of the Board, including [your] independent directors, and, accordingly, exercises substantial influence over [you] and its portfolio companies." Please include this disclosure here.

The Manager, page 2

18. We note your disclosure that "[you] are managed by the Manager, a wholly owned subsidiary of KKR and an investment adviser registered under the Investment Advisers Act of 1940." We further note that "KKR has established an investment process to successfully navigate the private and public markets and grow capital over a diverse set of market cycles" and that "[your] differentiated acquisition strategy will apply KKR's 'all-weather' philosophy, seeking to leverage KKR's entire global platform with the ultimate goal of building a balanced portfolio of companies...." Please include balancing language that you have not yet commenced operations and KKR's past successes cannot be attributed to you or remove this and similar disclosure throughout the registration statement.

Acquisition Strategies, page 3

19. We note your disclosure that you conduct your operations so that you are not required to register as an investment company and that you intend to rely on Section 3(a)(1)(C) of the Investment Company Act. Please revise your disclosure to explain how you intend to conduct your operations in accordance with these requirements. State clearly if you plan to own securities of other companies or own majority interest in such companies. We also note your disclosure on page 2 that you expect that "over the long-term Joint Ventures and portfolio companies will make up approximately 80% of [your] assets." You also state that you expect that approximately 20% of your assets will consist of public and private debt and cash and highly liquid securities, including but not limited to, U.S. and European

syndicated loans and high-yield debt.

K-PEC Structure, page 6

20.   Please revise the organizational chart to:
   • label the chart as the organizational chart of KKR Private Equity Conglomerate LLC, or explain why you labeled it as "K-PEC Structure";
   • revise for consistency your disclosure related to your sole shareholder (based on the disclosure on page 68 it appears that Kohlberg Kravis Roberts & Co. L.P. is your sole shareholder, as opposed to K-PEC Holdings LLC); and
   • identify KKR Private Equity Conglomerate LLC's shareholder and include the applicable percentage of ownership.

Management Agreement, page 8

21.   We note your disclosure on pages 9 and 68 that your management agreement will require you to redeem any KKR Shares if the agreement is terminated. Please describe this provision here and include a discussion of any material risks to investors related to this provision of the management agreement.

Leverage, page 15

22.   We note your disclosure that you do not intend to incur borrowings that would cause the aggregate amount of recourse indebtedness to exceed 30% of your total assets. However, you also state that during your initial ramp-up period or during a market downturn or in connection with a large acquisition your leverage may exceed 30%. Please clarify whether there are any specific limitations on these leverage ratios. In addition, disclose in this section, if true, that you have no financing committed from KKR to start your operations and that you have no established credit facilities or financing arrangements.

Potential Conflicts of Interest, page 108

23.   We note your disclosure that "the LLC Agreement may contain provisions that reduce, eliminate or modify certain other fiduciary and other related duties and obligations to [you] and shareholders that would apply in the absence of such provisions." Please describe such provisions of the LLC Agreement and describe any material risks to investors in a separately captioned risk factor.

1940 Act Fund Considerations, page 125

24.   We note that this section describes KKR's 1940 Act considerations. Please revise to describe how you, not KKR, plan to conduct your business in compliance with the 1940 Act. We also note your disclosure that "certain 1940 Act Funds and [you] and other non-1940 Act Funds can invest alongside each other pursuant to exemptive relief granted by the SEC to KKR. This exemptive relief enumerates various conditions that need to be followed by the participating investment vehicles in order to co-invest with each other." Please revise to include specific details regarding this exemptive relief, or in the alternative, remove these statements.

KKR's Investment Advisory and Proprietary Activities, page 126

25.   Please balance your disclosure in this section by stating that there is no guarantee you will be able to achieve results similar to KKR Group's results. In this regard we note your disclosure on page 127 that "KKR Group has established investment vehicles with approximately $13.5 billion of third-party capital and approximately $7 billion of Balance Sheet capital." In the alternative, remove these and similar statements describing KKR Group.

Recent Sales of Unregistered Securities, page 161

26.   We note your disclosure in several sections of the registration statement that you plan to conduct a continuous offering of securities under Regulation D. However, you also state on page F-5 that you conduct "a continuous private offering of [your] shares in reliance on exemptions from the registration requirements of the Securities Act of 1933." Please revise your disclosure for consistency or advise. In addition, if you have already commenced the offering, please revise the recent sales of unregistered securities section to include it.

Classes of Shares, page 163

27.   Please briefly describe different fees referenced in this section, such as "dealer manager fees," "servicing fee," and "sales load." In addition, explain your references to "minimum investment" in the table on page 165. Finally, explain why you appear to be describing shares of another company under "KKR Shares" starting on page 165. In this regard we note that it appears you are describing shares of Kohlberg Kravis Roberts & Co. L.P. and its subsidiaries (defined as "KKR" on page ii).

28.   Please revise this section to describe each class of your securities clearly under its separate subheading, listing various characteristics of each class of securities, as opposed to comparing and contrasting a group of securities to another group based on a specific characteristic.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Finance

cc: Mark Brod, Esq.